Registration Statement No. 333-168971
Filed Pursuant to Rule 424(b)(3)

APPLE REIT TEN, INC.

STICKER SUPPLEMENT TO
SUPPLEMENT NO. 2 DATED SEPTEMBER 19, 2013

Supplements Nos. 1 and 2 to be used with
PROSPECTUS DATED JULY 31, 2013

Summary of Supplement to Prospectus
(See Supplement for Additional Information)

Supplement No. 1 dated August 22, 2013 reports on (a) the status of our best-efforts offering of Units; (b) our recent purchase of 8 hotels containing a total of 965 guest rooms for an aggregate gross purchase price of approximately $104.3 million; (c) our execution of a credit agreement that provides for an initial $75 million unsecured revolving credit facility that may be increased to $100 million; (d) our execution of a purchase contract for one hotel containing 130 guest rooms for a purchase price of approximately $25.4 million; (e) Apple Ten Advisors, Inc.’s subcontracting of its obligations under the advisory agreement with us to Apple REIT Nine, Inc.; (f) an update regarding our legal proceedings; (g) an update regarding our Unit Redemption program; (h) financial and operating information for our recently purchased hotels; and (i) our recent financial information and certain additional information about us.

Supplement No. 2 dated September 19, 2013 reports on the status of our best-efforts offering of Units.

As of January 27, 2011, we completed our minimum offering of 9,523,810 Units at $10.50 per Unit and raised gross proceeds of $100 million and proceeds net of selling commissions and marketing expenses of $90 million. Each Unit consists of one common share and one Series A Preferred Share. We are continuing the offering at $11 per Unit in accordance with the prospectus.

As of August 31, 2013, we had closed on the sale of 69,143,992 additional Units at $11 per Unit and from such sale we raised gross proceeds of approximately $760.6 million and proceeds net of selling commissions and marketing expenses of approximately $684.5 million. Sales of all Units at $10.50 per Unit and $11.00 per Unit, when combined, represent gross proceeds of approximately $860.6 million and proceeds net of selling commissions and marketing expenses of approximately $774.5 million.

In connection with our hotel purchases to date, we paid a total of approximately $13.9 million, representing 2% of the aggregate gross purchase price, as a commission to Apple Suites Realty Group, Inc. This entity is owned by Glade M. Knight, who is our Chairman and Chief Executive Officer.